

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2023

George Oliva
Chief Financial Officer
WISA TECHNOLOGIES, INC.
15268 NW Greenbrier Pkwy
Beaverton, OR 97006

Re: WISA TECHNOLOGIES, INC.
Registration Statement on Form S-1
Filed February 14, 2023
File No. 333-269777

Dear George Oliva:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing